Oaktree Acquisition Corp.

333 South Grand Avenue

28th Floor

Los Angeles, CA 90071

June 6, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, NE

Washington, D.C. 20549

Re:	Oaktree Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted May 2, 2019
CIK No. 0001773751

Ladies and Gentlemen:

This letter sets forth responses of Oaktree Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 29, 2019, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 1 to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Calculation of Registration Fee, page i

1.                                      Staff’s comment: Please revise footnote (3) to track the language of Rule 416 of the Securities Act.

Response: The Company acknowledges the Staff’s comment and has revised footnote (3) to track the language of Rule 416(a) of the Securities Act.

Corporate Information, page 11

2.                                      Staff’s comment: Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that no written communications have been presented in reliance on Section 5(d) of the Securities Act to potential investors to date. The Company acknowledges the Staff’s comment and will provide copies of such communications to the extent they are used prior to the offering.

Founder shares, page 19

3.                                      Staff’s comment: We note your disclosure regarding the number of public shares needed to vote in favor of an initial business combination if submitted to a vote and all outstanding shares are voted. Please tell us the number of shares needed to vote in favor of the transaction if only the minimum number of shares required for a quorum vote, assuming all founder shares are voted.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 20 and elsewhere in the Registration Statement accordingly.

Election of Directors, page 22

4.                                      Staff’s comment: Please tell us whether you may be a controlled company under applicable exchange listing standards, and, if so, whether you will use related exemptions to governance rules under those standards.

Response: The Company respectfully advises the Staff that, given the vesting of all voting rights with respect to the election of directors in the Class B ordinary shares held by the sponsor prior to the consummation of a business combination, the New York Stock Exchange may consider the Company to be a “controlled company” under its rules.  The Company does not intend to avail itself of any of the exemptions to the governance rules of the New York Stock Exchange related to controlled companies.

Manner of conducting redemptions, page 30

5.                                      Staff’s comment: Please provide us your analysis of whether you are a “foreign private issuer” as defined in Rule 405. Also provide us your analysis of whether you could become a foreign private issuer before you complete your initial business combination.

Response: The Company respectfully advises the Staff that it is not, and will not be after the consummation of its initial public offering, a “foreign private issuer” as such term is defined in Rule 405.  This conclusion is based on the fact that (i) all of the executive officers and a majority of the directors of the company are U.S. residents; (ii) all of the proceeds from the offering and concurrent private placement of warrants (which represents more than 50% of the assets of the issuer) will be located in a trust account in the United States and invested in U.S. government treasury obligations; and (iii) the business of the issuer will be conducted entirely in the United States.  The Company believes that the foregoing will continue to be the case until the consummation of the Company’s initial business combination.

6.                                      Staff’s comment: We note your disclosure on page 31 that you may provide only five days’ notice of a meeting and your disclosure on page 109 that you will require shareholders to deliver their shares up to two business days before the scheduled vote. If you can therefore structure the process so that shareholders do not have the practical ability to redeem their shares, please say so clearly and with equal prominence to your statements regarding such redemptions throughout your prospectus.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the amended and restated memorandum and articles of association of the Company that will be adopted in connection with the closing of the offering will provide that shareholders will be entitled to at least 10 days’ notice of a shareholder meeting to approve the Company’s initial business combination. The Company has revised the disclosure on page 32 and elsewhere in the Registration Statement to reflect this provision.

Risk Factors, page 39

7.                                      Staff’s comment: We note your disclosures beginning on page 161 regarding tax consequences that are uncertain, unclear or where there is absence of authority. Please add a risk factor to address the tax uncertainties investors will encounter by an investment in this offering.

Response: The Company acknowledges the Staff’s comment and has included a risk factor pertaining to these matters on page 76.

You will not have any rights or interests..., page 43

8.                                      Staff’s comment: Please reconcile the circumstances in which shareholders will have rights to the funds in the trust account as disclosed here and on page 23. Also, we note your disclosure that shareholders will be entitled to funds in the trust account only on the earlier to occur of the listed events; if shareholders who have rights to the funds in connection with an amendment to your articles of association would then not have rights to the funds in connection with a subsequent business combination, please revise to clarify throughout your prospectus where you refer to the redemption in connection with a business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 24 to reconcile it with the disclosure on pages 44 and 45 and to clarify that public shareholders who redeem their shares in connection with a shareholder vote to amend our memorandum and articles of association would not have subsequent redemption rights with respect to such shares so redeemed.

If we are unable to consummate an initial business combination..., page 51

9.                                      Staff’s comment: In an appropriate section of your prospectus, please clarify the circumstances in which you would be required to distribute the funds in the account as part of a liquidation process rather than as a function of the redemption process in your articles of association. Also clarify the duration of such a liquidation process.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 53 and elsewhere in the Registration Statement to clarify that if the Company winds up and ceases operations prior to the consummation of an initial business combination for any reason other than its inability to consummate an initial business combination within 24 months from the closing of the offering, it will liquidate the trust account and distribute the proceeds in the same manner as if it had been forced to wind up and liquidate per the liquidation provision in its amended and restated memorandum and articles of association , subject to applicable Cayman Islands law.

We are not registering the Class A ordinary shares issuable upon exercise of the warrants, page 52

10.                               Staff’s comment: If the holders of the securities issued in your unregistered transaction can exercise warrants while holders of warrants issued in this registered offering cannot, please disclose the risk to investors in this offering of being required to hold the warrants while insiders can exercise and sell the underlying common stock. Also, if the amount that officers and directors will receive upon redemption of public warrants would be greater than the amount public shareholders receive, please clarify in a risk factor; we note the second paragraph on page 144.

Response: The Company has revised the risk factor on page 54 to disclose that in a scenario where the issuance of the Class A ordinary shares upon the exercise of the public warrants is not registered under the Securities Act or exempt under applicable state securities laws, a circumstance may exist where an exemption from registration exists for holders of our private placement warrants to exercise their warrants while a corresponding exemption does not exist for holders of public warrants.  The Company has also revised the disclosure on page 144 and elsewhere in the Registration Statement accordingly.

The Company has deleted the paragraph previously on page 144 that stated that the Company's officers and directors would receive of Class A ordinary shares in connection with a redemption of the public warrants as compared to public warrantholders.  As such, the Company advises the Staff that the Company's directors and officers will receive the same number of Class A ordinary shares per public warrant that they hold as the public warrant holders will receive in the event that the Company redeems the public warrants for Class A ordinary shares.

We may issue..., page 56

11.                               Staff’s comment: We note your disclosure that you may not issue additional shares that would entitle holders to vote on an initial business combination. If you may issue additional shares that vote on proposals to change the provisions of your memorandum and articles of association, please clarify the risks to investors in this offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 58 to clarify that any additional shares issued in connection with an initial business combination will not be entitled to vote on any matters presented to shareholders prior to the consummation of the initial business combination.

Redemption of Public Shares and Liquidation If No Initial Business Combination, page 110

12.                               Staff’s comment: Please revise the last paragraph on page 112 to clarify whether shareholders who receive funds from the trust account in connection with liquidation could be liable for amounts greater than the amount they so received.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 116 to reflect its belief that any potential liability of a shareholder in connection with a liquidation would not exceed the amount such shareholder received from the trust account.

Principal Shareholders, page 131

13.                               Staff’s comment: Please revise footnote 3 to identify the natural persons with beneficial ownership over the securities held by your sponsor.

Response: The Company respectfully advises the Staff that Oaktree Capital Group Holdings GP, LLC, the ultimate beneficial owner of the securities held by the sponsor, is controlled by a board of managers of more than three individuals.  As such there are no natural persons with beneficial ownership of the securities held by the sponsor.

Certain Relationships and Related Party Transactions, page 133

14.                               Staff’s comment: Please clarify when your sponsor’s right to nominate a director will expire.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 137 and elsewhere in the Registration Statement to indicate that the sponsor’s right to nominate a director will expire when the sponsor no longer holds any securities covered by the registration and shareholder rights agreement.

Ordinary Shares, page 135

15.                               Staff’s comment: Please clarify your disclosure in this section regarding Class A ordinary share voting rights given your risk factor on page 52. In addition, please highlight limitations on voting rights on your prospectus cover, and address in your risk factors the anti-takeover effect of those voting provisions. In this regard, from your disclosures like on page 20 that the shares are “convertible,” it is unclear whether the shares automatically convert or could remain outstanding; please revise as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 139, the cover of the prospectus and the risk factor on page 76 accordingly. The Company has also revised the disclosure on pages 20, 57 and 142 to clarify that the Class B ordinary shares will automatically convert into Class A ordinary shares in connection with an initial business combination.

Public Shareholders’ Warrants, page 141

16.                               Staff’s comment: Please reconcile the exercise provisions described here with the information regarding your ability to require investors to exercise the warrants on a cashless basis if your shares are not listed on a national securities exchange as mentioned on page F-17.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 145 to include information regarding the Company’s ability to require public warrant holders to exercise their warrants on a cashless basis if the Class A ordinary shares are not listed on a national securities exchange at the time of exercise.

Redemption of warrants for Class A ordinary shares, page 142

17.                               Staff’s comment: Please clarify how the warrants are treated both (1) if the issuer is the surviving corporation in a business combination and (2) if it is not. In this regard, it is unclear (1) whether shareholders could be issued securities of another company in connection with the redemption and (2) why the securities that could be used for the redemption will not be registered for sale as part of the initial public offering. We note for example your reference on page 107 to a transaction in which the registrant is not the surviving corporation.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 148 to clarify that the warrants may be redeemed for a security other than the Class A ordinary shares in certain circumstances, such as if the Company is not the surviving entity in its initial business combination.  In addition, the Company has revised the fee table of the Registration Statement to indicate that it is registering a number of Class A ordinary shares that represents the maximum number of Class A ordinary shares that may be issued upon a redemption of all public warrants to be issued in the offering (including those to be issued if the underwriters exercise their over-allotment option in full).

18.                               Staff’s comment: We note your reference to a premium on page 145. Clarify how you determined that the redemption price is a “premium,” and the amount of the premium.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 148 to remove references to the redemption price as a “premium.”

Allocation of Purchase Price and Characterization of a Unit, page 162

19.                               Staff’s comment: We note your disclosure that “each holder of a unit will agree to allocate the purchase price paid by such holder for such unit between the one Class A ordinary share and the one-third of one warrant based on the relative fair market value of each at the time of issuance.” Please clarify how a holder will know the fair market value of the warrant at the time of issuance if the warrants do not trade separately from the units at that time.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to explain that any determination of the fair market value is determined by each investor based on relevant facts and circumstances available.

Signatures, page II-5

20.                               Staff’s comment: Please include the name of the registrant at the top of the signature block.

Response: The Company acknowledges the Staff’s comment and has included the name of the registrant at the top of the signature block.

21.                               Staff’s comment: Please clarify where your registration statement will be signed by your authorized representative in the United States. See Signatures Instruction 1 to Form S-1.

Response: The Company respectfully advises the Staff that the Company’s Chief Executive Officer will sign the Registration Statement on behalf of the Company in the United States and his signature line has been revised accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Patrick McCaney
Patrick McCaney

Via E-mail:
cc:	Christian O. Nagler
Peter S. Seligson
Kirkland & Ellis LLP
Paul D. Tropp
Christopher J. Capuzzi
Ropes & Gray LLP